Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 333-257912

Leading Transportation Experts Join New Aurora Industry Advisory Council to Advance Self-Driving Technology

The development of self-driving trucks comes at a critical time as economy faces unprecedented supply chain crisis and driver shortages

MOUNTAIN VIEW, Calif.—(BUSINESS WIRE)—Self-driving company Aurora announced the launch of its Industry Advisory Council, a group of advisors made up of transportation and logistics visionaries, academics, and government leaders. With decades of collective experience across trucking, transportation, and government, the Council will offer its expertise as Aurora develops and commercializes its self-driving technology. Specifically, the Council will advise on the company’s product offerings and go-to-market and regulatory strategies to help deliver value to all stakeholders in the logistics and transportation ecosystem across drivers, fleet owners, and local and federal governments.

The introduction of Aurora’s Industry Advisory Council is the company’s latest step toward delivering its autonomous trucking product business at scale as it looks to improve the operational efficiency of moving goods and address driver shortages impacting the global supply chain. Early next month, Aurora also plans to merge with Reinvent Technology Partners Y (NASDAQ: RTPY), a special purpose acquisition company (SPAC), and expects to be listed on Nasdaq with the ticker symbol AUR on November 4.

Aurora’s Industry Advisory Council includes:

•	Andrew H. Card, Former White House Chief of Staff and Secretary of Transportation

•	Richard Stocking, Former President & CEO, Swift Transportation; CEO & Principal, DPX Consulting

•	Craig Dickman, Former President, CEO & Director of Paper Transport; Founder & Chairman, Breakthrough Fuel; Managing Director, TitletownTech

•	John Esparza, President & CEO, Texas Trucking Association

•	John Larkin, Former Managing Director of Transportation & Logistics at Stifel; Strategic Advisor & Advisory Board Chair, Clarendon Capital

•	Steve Viscelli, Author of The Big Rig: Trucking and the Decline of the American Dream; Faculty Fellow and Lecturer at the University of Pennsylvania

Here is more from the members on the importance of autonomous vehicle technology and why they joined the Aurora Industry Advisory Council:

Richard Stocking said, “It’s important for carriers and drivers to have a voice in how this technology is developed and utilized and Aurora is committed to doing this right with the best people, technology, and business partners.”

Craig Dickman said, “Self-driving technology has the potential to transform the economics of movement, provide greater access to transportation, improve public safety, and reduce emissions and I believe Aurora is best positioned to deliver on the potential of this technology.”

John Esparza said, “This country’s ability to grow and sustain economic growth has always been on the back of freight. The ability to move goods efficiently and expediently is critical to the health of all our communities and automation is one of the solutions to the challenges we are seeing in supply chain logistics today.”

John Larkin said, “As a decades-long leader in the transportation and logistics space, I am excited about the potential self-driving technology has to make our roads dramatically safer and help solve the driver shortage that has challenged the industry for decades. Aurora has emerged as a leader in the space and I’m excited to join the Industry Advisory Council to help advance the technology.”

Steve Viscelli said, “Self-driving technology will transform the economics of truck utilization and supply chain efficiency which has the potential to benefit workers, the environment, shippers, and consumers. Over the years, Aurora has shown its commitment to hearing all perspectives on how self-driving trucks may impact the industry and its workers and I’m joining the Council to help guide the technology so it benefits both.”

Aurora is building the Aurora Driver, which is being designed to enable driverless operation of any vehicle platform from Class 8 trucks to passenger vehicles. Partnered with PACCAR, Volvo, Toyota, and Uber, Aurora plans to launch its autonomous commercial trucking business Aurora Horizon by late 2023, followed by its driverless ride-hailing business, Aurora Connect, in 2024. Aurora plans to offer a Driver as a Service model where fleet owners will purchase Aurora Driver-powered vehicles, subscribe to the Aurora Driver, and utilize Aurora-certified fleet service partners to operate autonomous mobility and logistics services.

“As an industry leader in the development of self-driving trucking technology, we keep a close eye on the market and the needs of our partners and customers,” said Aurora Co-founder and Chief Product Officer Sterling Anderson. “Given the current supply chain crisis and labor shortage, there has never been a more critical time to deliver autonomous trucks and we’re honored to have world-class leaders across the transportation and logistics industries advising us as we fine-tune and prepare to deliver Aurora Horizon to the market at scale.”

About Aurora

Founded in 2017 by experts in the self-driving industry, Aurora is on a mission to deliver the benefits of self-driving technology safely, quickly, and broadly. To move both people and goods, the company is building the Aurora Driver, a platform that brings together software, hardware and data services to autonomously operate passenger vehicles, light commercial vehicles, and heavy-duty trucks. Aurora is backed by Sequoia Capital, Baillie Gifford, funds and accounts advised by T. Rowe Price Associates, among others, and is partnered with industry leaders including Toyota, Uber, Volvo, and PACCAR. Aurora tests its vehicles in the Bay Area, Pittsburgh, and Dallas. The company has offices in those areas as well as in Bozeman, MT; Seattle, WA; Louisville, CO; and Wixom, MI. To learn more, visit www.aurora.tech.

Aurora Overview

Aurora Press Kit

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“RTPY”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPY’s securities, (ii) the risk that the proposed transaction may not be completed by RTPY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPY, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among RTPY, Aurora and RTPY Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTPY, by the shareholders of RTPY, the satisfaction of the minimum cash condition following redemptions by RTPY’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against RTPY related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of RTPY’s securities on a national securities exchange, (x) the price of RTPY’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTPY plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPY’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPY’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Reports on Form 10-Q for the periods ended March 31, 2021 and June 30, 2021, respectively, the registration statement on Form S-4 discussed below and other documents filed by RTPY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPY and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPY nor Aurora gives any assurance that either RTPY or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This press release and the Reddit AMA relates to a proposed transaction between RTPY and Aurora. Neither this press release nor the Reddit AMA is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPY has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a prospectus and proxy statement of RTPY, referred to as a proxy statement/prospectus. RTPY has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of September 30, 2021, the record date established for the extraordinary general meeting of shareholders relating to the proposed transaction between RTPY and Aurora. RTPY also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of RTPY are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPY through the website maintained by the SEC at www.sec.gov. The documents filed by RTPY with the SEC also may be obtained free of charge at RTPY’s website at https://y.reinventtechnologypartners.com or upon written request to c/o Reinvent Capital, 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

RTPY and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTPY’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTPY and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Contacts

Khobi Brooklyn

press@aurora.tech

(415) 699-3657